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                                                                     Exhibit 2.2

                       PURCHASE AND SALE PROMISE AGREEMENT

                        CARMEL - HUILLIMAPU - M. AGUIRRE

AGREEMENT 2

AGREEMENT, entered into in Santiago, Chile, this 8 day of September, 2000, by and among Inversiones Huillimapu S.A. (hereinafter "Huillimapu"), represented by Ricardo Vilensky Cohen, National ID Card No. 6,370,999-9, both domiciled at Carmencita 25, Oficina 102, Las Condes, Santiago; Mauricio Aguirre Carreno, National ID Card No.9,668,926-8, domiciled at Carmencita 25, Oficina 102, Las Condes, Santiago, as parties of the first part; and, as party of the second part, Inmobiliaria Carmel (hereinafter "Carmel") represented by Avram Fritch, National ID Card No. 14,518,568-8, both domiciled in this city at Avda. Las Condes 7300, Las Condes.

ONE:

a) Inmobiliaria Carmel S.A. entered into a swap promise agreement with Uniservice Corporation dated September 8, 2000, whereby Uniservice Corporation promised to swap to Carmel 1,525,360 shares of "A" Series stock and, in turn, Inmobiliaria Carmel S.A. promised to swap to Uniservice Corporation 579,579,295 shares of "A" Series stock and 21,752,701 shares of "B" Series stock at Chilean public corporation Rebrisa S.A.

b) The aforementioned swap agreement was subject to three conditions, indicated in paragraphs a), b) and c) of No.3 of Clause One of said swap agreement dated September 8, 2000, which conditions the parties are fully aware of.

TWO:

In case Carmel shall purchase the aforementioned Uniservice stock under the said swap, Carmel, duly represented by Avram Fritch, as party of the first part, and Huillimapu S.A. and Mauricio Aguirre Carreno, as parties of the second part, enter into the following purchase and sale promise agreement:

a) Inmobiliaria Carmel S.A. promises to sell, assign and transfer to Huillimapu S.A., which promises to purchase and acquire through its representative, 189,000 shares of "A" Series stock at Uniservice Corporation.

The purchase and sale price shall be US$2.80.- (TWO DOLLARS AND EIGHTY CENTS) per share, i.e. the aggregate sum of US$529,200 (five hundred and twenty-nine thousand two hundred dollars)


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The above price shall be paid within 5 years from the execution date of the final purchase and sale agreement, in its equivalent in local currency at the date of payment. Said price shall not accrue any interest.

b) Inmobiliaria Carmel S.A. promises to sell, assign and transfer to Mauricio Aguirre Carreno, who promises to purchase and acquire through its representative, 10,000 shares of "A" Series stock at Uniservice Corporation.

The purchase and sale price shall be US$2.80.- (TWO DOLLARS AND EIGHTY CENTS) per share, i.e. the aggregate sum for the 10,000 shares of stock shall be US$28,000 (twenty-eight thousand dollars).

The above price shall be paid within 2 years from the execution date of the final purchase and sale agreement, in its equivlaent in local currency at the date of payment. Said price shall not accrue any interest.

FOUR: The final purchase and sale agreement shall be entered into within 10 days following the date on which Carmel shall have acquired title to the shares of stock at Uniservice Corporation under the swap promise agreement dated September 8, 2000 mentioned above.

FIVE: The shares of Uniservice Corporation hereunder shall be transferred free and clear of all liens, pledges, attachments or litigation. The promised sale shall include all the rights and privileges to which the shares hereunder are entitled.

The parties shall deliver the stock certificates at the time of executing the final purchase and sale agreements or within 5 days from the execution of the final agreements.

SIX: PENALTIES: In case Carmel or Huillimapu desist from entering in the purchase and sale promised hereunder due to events attributable to them, the defaulting party shall pay the diligent party a penalty in the sum of US$200,000, which amount has been mutually agreed as late penalty. In turn, if Carmel or Mr. Aguirre desist from entering in the purchase and sale promised hereunder due to events attributable to them, the penalty shall be US$5,000, which amount has been mutually agreed as late penalty.

SEVEN: ARBITRATION: Any doubt or difficulty arising in connection with the validity, applicability, performance or interpretation hereof shall be settled briefly and summarily by an equitable arbitrator whose award shall be final. The arbitrator shall be appointed by mutual agreement of the parties in dispute, and failing such agreement the appointment shall be made by the courts of justice, in which case the equitable arbitrator shall have worked as counsel at the Supreme Court or as arbitrator at the Arbitration Center of the Santiago Chamber of Commerce.

EIGHT: CONVENTIONAL DOMICILE: For all legal effects in connection herewith, the parties establish their domicile in the city of Santiago.



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NINE: COUNTERPARTS: This instrument is executed in three counterparts in Spanish and three counterparts in English, of identical content and date, with one such counterpart remaining in the possession of each party hereto.


 pp. HUILLIMAPU S.A.                            pp. INMOBILIARIA CARMEL S.A.
Ricardo Vilensky Cohen                                  Avram Fritch





                            Mauricio Aguirre Carreno


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